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SEC
Mail Processing
Section

AUG 29 2016

Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 AND ENDING 06/30/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scully Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1730 M Street NW, Suite 204
(No. and Street)

Washington DC 20036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry J. Scully (202)-775-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kasier Scherer & Schlegel, PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Scully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scully Capital Securities Corporation, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


MAYA L. HARRIS
NOTARY PUBLIC
DISTRICT OF COLUMBIA
MY COMMISSION EXPIRES 3/14/2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Statement of Cash Flows

x (p) Footnotes to the Financial Statements

Scully Capital Securities Corporation

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedule as of June 30, 2016

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition 1

Statement of Operations 2

Statement of Changes in Stockholders' Equity 3

Statement of Cash Flows 4

Notes to Financial Statements 5-9

Supplemental Information

Schedule 1: Computation of Net Capital Under Rule 15c3-1 10

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2016
Assets		
Current assets		
Cash	$	**35,648**
Accounts receivable, net of allowance for doubtful accounts of $211,000		**77,598**
Prepaid expenses		**909**
Total current assets		**114,155**
Computer equipment, net of accumulated depreciation of $300		**2,272**
Total assets	**$**	**116,427**
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$	**8,545**
District of Columbia tax payable		**250**
Deferred tax liability		**3,292**
Total liabilities		**12,087**
Stockholders' Equity		
Common stock, $.001 par value; 10,000 shares authorized, issued and outstanding		**10**
Additional paid in capital		**124,797**
Retained earnings (accumulated deficit)		**(20,467)**
Total stockholders' equity		**104,340**
Total liabilities and stockholders' equity	**$**	**116,427**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Operations

Year ended June 30,		2016
Contract revenue	$	203,190
Operating expenses		
Professional fees		28,536
Dues and licenses		4,099
Regulatory fees		11,901
Office expenses		187,212
Depreciation		300
Total operating expenses		232,048
Loss from operations		(28,858)
Other income		
Interest income		27
Other income		250
Total other income		277
Loss before income taxes		(28,581)
Income tax benefit (expense)		
Current		(250)
Deferred		7,748
Net loss	$	(21,083)

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance, June 30, 2015	$ 10	$124,797	$ 616	$ 125,423
Net loss	-	-	(21,083)	(21,083)
Balance, June 30, 2016	**$ 10**	**$124,797**	**$ (20,467)**	**$ 104,340**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,	2016
Cash flows from operating activities	
Net loss	$ (21,083)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	300
Change in:	
Accounts receivable	(34,426)
Prepaid expenses	80
Accounts payable and accrued expenses	8,545
Deferred tax liability	(7,748)
Net cash used in operating activities	(54,332)
Cash flows from investing activities	
Payments for purchase of computer equipment	(2,572)
Net cash used in investing activities	(2,572)
Net decrease in cash	(56,904)
Cash and cash equivalents at beginning of year	92,552
Cash and cash equivalents at end of year	$ 35,648

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company's business also includes the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is regulated by the Financial Industry Regulatory Authority (FINRA).

The Company does not act as a clearing broker nor does it hold securities for the accounts of others.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are written off as bad debts.

2. Summary of Significant Accounting Policies (continued)

Concentrations

The Company maintains its cash in a checking account and savings account which are federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2016. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

As of June 30, 2016, amounts due from three customers approximated $282,400, or approximately 98%, of total accounts receivable as of June 30, 2016. The balance due from one of the customers as of June 30, 2016 has been fully reserved. There was no income recognized from this customer for the year ended June 30, 2016. The Company had three customers during the year ended June 30, 2016, which represented 85% of contract revenue.

Computer Equipment and Depreciation

Computer equipment is carried at cost. Depreciation of computer equipment is provided using the straight-line method over an estimated useful life of 5 years.

Revenue Recognition

The Company generally charges customers a monthly fixed fee for services which are recognized monthly. In addition, the Company charges "success fees" which are earned and billed upon completion of customer transactions. The monthly fees and success fees are pursuant to customer contracts.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2016. Interest and penalties, if any, are reflected in income tax expense in the accompanying statements of income. Fiscal years ending on or after June 30, 2013 remain subject to examination by federal and state tax authorities.

Prior to the current year, the Company was included in the consolidated tax return of its former parent company. For the year ended June 30, 2016, the Company will file as a single entity.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

A Company owned by one of the shareholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. The operating expenses, which include payroll, benefits, and various office and overhead expenses, are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2016, $110,725 of operating expenses were allocated to the Company, which are included in office expenses on the statement of operations.

4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2016, the Company had net capital (as computed in accordance with Rule 15c3-1) of $23,561 and the ratio of aggregate indebtedness to net capital was .37 to 1.

4. Net Capital Requirements (continued)

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission ("SEC"). In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC.

The Company does not conduct a retail broker or dealer business and does not maintain possession or control of securities for customers. Therefore, the Company claims an exemption from the requirements of SEC Rule 15c3-3.

5. Income Taxes

For the year ended June 30, 2016, the Company's provision for income taxes consists of the following:

Current:		
District of Columbia income taxes	$	250
Deferred:		
Federal income tax asset		(4,649)
District of Columbia income tax asset		(3,099)
		(7,748)
Total provision for income taxes	$	(7,498)

As of June 30, 2016, deferred income taxes consists of the following:

Deferred tax assets:		
Depreciation	$	311
Accounts payable		2,199
Net operating loss and contribution carryforwards		13,825
		16,335
Deferred tax liabilities:		
Accounts receivable		(19,400)
Prepaid expenses		(227)
		(19,627)
Net deferred tax liability	$	(3,292)

6. Lease

Beginning July 1, 2015, the Company entered into a sublease with its former parent company for office space through May of 2020. This lease may be terminated by either party with sixty days written notice.

7. Subsequent Events

Management has evaluated subsequent events through August 12, 2016, the date the financial statements were available to be issued.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Under Rule 15c3-1

			June 30, 2016
Stockholders' equity from statement of financial condition		$	104,340
Deduction for nonallowable assets:			
Prepaid expenses	(909)		
Accounts receivable	(77,598)		
Computer equipment	(2,272)		(80,779)
Net capital		$	23,561
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$	5,000
Net capital in excess of minimum requirements		$	18,561
Amounts included in total liabilities which represent aggregate indebtedness		$	8,795
Ratio of aggregate indebtedness to net capital			.37 to 1

NOTES

A. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, there is no requirement to include a Computation for the Determination of Reserve Requirements and claims an exemption from this requirement based on section (k)(2)(i) of Rule 15c3-3.

B. The following is a reconciliation of the preceding computation of net capital to the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2016:

Net capital per the preceding schedule	$ 23,561
Adjustments to accounts after filing unaudited Form X-17A-5:	
Decrease in deferred tax liability (excluded from aggregate indebtedness)	(7,748)
Net capital per unaudited Form X-17-5	$ 15,813

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Scully Capital Securities Corporation**

We have audited the accompanying financial statements of Scully Capital Securities Corporation (a Delaware corporation), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Scully Capital Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Scully Capital Securities Corporation as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule 1: Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Scully Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Scully Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaiser Scherer & Schlegel, PLLC

McLean, VA

August 12, 2016


SCULLY CAPITAL
WASHINGTON

Scully Capital Securities Corporation
1730 M Street, N.W., Suite 204
Washington, DC 20036

Tel: 202.775.3434
Fax: 202.775.6049

www.scullycapital.com

Member FINRA/MSRB/SIPC

August 12, 2016

To Kaiser Scherer & Schlegel, PLLC

We are providing this letter in connection with your review of the Exemption Report of Scully Capital Securities Corporation as of June 30, 2016 and for the year then ended for the purpose of obtaining limited assurance as a basis for reporting whether you are aware of any material modifications that should be made to the Exemption Report in order for it to be in conformity with paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934. We confirm that we are responsible for the preparation and fair presentation of the Exemption Report.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person using the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of August 12, 2016, the following representations made to you during your review.

1) We are responsible for Scully Capital Securities Corporation's compliance with Rule 15c3-3 under the Securities Exchange Act of 1934.

2) Scully Capital Securities Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, Scully Capital Securities Corporation claimed an exemption from the Computation for the Determination of Reserve Requirements during the year ended June 30, 2016, based on section (k)(2)(i) of Rule 15c3-3.

3) Scully Capital Securities Corporation met the identified exemption provisions through the year ended June 30, 2016, without exception, as noted in our Exemption Report to the Securities and Exchange Commission dated June 30, 2016.

4) We have made available to you all records and other information relevant to Scully Capital Securities Corporation's assertions, including all communications from regulatory agencies, internal auditors or others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through August 12, 2016.

5) There were no events or other factors that might significantly effect Scully Capital Securities Corporation's compliance with the exemption provisions noted above.

6) We acknowledge our responsibility to prevent and detect fraud.

7) We have no knowledge of any fraud or suspected fraud affecting Scully Capital Securities Corporation involving management or others where the fraud could have a material effect on the financial statements, including any communications from employees, former employees, or others.

8) There are no violations or possible violations of laws or regulations.

9) We have responded fully and truthfully to all inquiries made to us by you during your review.

Signature: [signature]

Larry Scully, President

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Scully Capital Securities Corporation**

We have reviewed management's statements, included in the accompanying Scully Capital Securities Corporation's Exemption Report, in which (1) Scully Capital Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Scully Capital claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Scully Capital Securities Corporation stated that Scully Capital Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Scully Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaiser Scherer & Schlegel, PLLC

August 12, 2016
McLean, VA